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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                      Globalstar Telecommunications Limited
-------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, par value $1.00
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    G3930H104
                     --------------------------------------
                                 (CUSIP Number)

          Eric J. Zahler, Senior Vice President, Secretary and General
                  Counsel, Loral Space & Communications Ltd.,
   c/o Loral SpaceCom Corporation, 600 Third Avenue, New York, New York 10016
                                 (212) 697-1105
-------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  July 6, 1998
                     --------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No. G3930H104                     Page    2     of      8     Pages
                                             --------    ----------
----------- ------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Loral Space & Communications Ltd.

----------- ------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [ ]
                                                                    (b) [ ]

----------- ------------------------------------------------------------------
    3       SEC USE ONLY


----------- ------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            00
----------- ------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                              [ ]

----------- ------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Bermuda
----------- ------------------------------------------------------------------
  NUMBER OF SHARES       7      SOLE VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING              8,991,382
    PERSON WITH
                      --------- ----------------------------------------------
                         8      SHARED VOTING POWER


                      --------- ----------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                8,991,382
                      --------- ----------------------------------------------
                         10     SHARED DISPOSITIVE POWER


----------- ------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            8,991,382
----------- ------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                             [ ]

----------- ------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            11%
----------- ------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
----------- ------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                                        2 OF 8

         Loral Space & Communications Ltd., a Bermuda company ("Loral"), hereby amends and supplements, in this Amendment No. 3 to Schedule 13D (this "Amendment No. 3"), the Statement on Schedule 13D originally filed on October 29, 1996, as amended on May 21, 1997 and June 11, 1998 (as so amended, the "Schedule 13D"), with respect to shares of Common Stock, $1.00 par value per share (the "Shares"), of Globalstar Telecommunications Limited, a Bermuda company (the "Company), as follows: Capitalized terms used herein but not defined herein have the meanings assigned to them in the Schedule 13D.

Item 2. Identity and Background
-------------------------------

         Item 2 of the Schedule 13D is hereby amended by replacing the first paragraph thereof with the following:

         This Statement is filed by and on behalf of Loral, a Bermuda company. Loral is engaged in the space and telecommunications business and has its principal executive offices at Cedar House, 41 Cedar Avenue, Hamilton HM12, Bermuda. The executive office of Loral SpaceCom Corporation, the subsidiary of Loral that supervises the activities of Loral's subsidiaries in North America, is located at 600 Third Avenue, New York, New York 10016. Schedule I of the
Schedule 13D is hereby amended and restated by Schedule I attached to this Amendment No. 3.

Item 4.  Purpose of Transaction
-------------------------------

         Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

         The sole business of the Company is acting as a general partner in Globalstar, L.P. ("Globalstar"), which is building and preparing to launch and operate a worldwide, low-earth orbit satellite-based digital telecommunications system (the "Globalstar System(TM)"). Loral owns, directly and indirectly, approximately 42%, on a fully diluted basis, of the outstanding equity of Globalstar and has overall management responsibility for the design, construction, deployment and operation of the Globalstar System. A portion of Loral's interest in Globalstar is held through the Company, and a majority of the Company's directors are also members of the Board of Directors or senior management of Loral. See Item 6 for further description of the relationship between Loral and the Company.

         Loral may make further purchases of Shares from time to time. Loral may not sell the Shares unless they are registered under the Securities Act of 1933, as amended (the "Securities Act") or sold pursuant to an exemption from registration, including an exemption under Rule 144 of the Securities Act.

         On July 6, 1998, Loral purchased 4,200,000 direct and indirect partnership interests of Globalstar for $420 million in cash from certain partners of Globalstar. Concurrently with such purchase of partnership interests, Loral sold to entities advised by or associated with Soros Fund Management L.L.C. ("Soros") 8,400,000 Shares (the "Soros Shares") at a purchase price of $29 1/6 per share. The Company has agreed to file a shelf registration statement covering the Soros Shares and have such registration statement declared effective within one year from the date of purchase.

         The purpose of the acquisition of the Shares by the Executive Officers and Directors is for investment. The Executive Officers and Directors may make further purchases of Shares from time to time and, subject to any applicable restrictions under the Securities Act, may dispose of any or all of the Shares held by them at any time.

         Except as set forth above and in Item 6 below, neither Loral nor, to the best knowledge of Loral, any of the persons listed in Schedule I, has any plans or proposals that relate to or would result in any of the consequences set forth in Sections (a) through (j) of Item 4 of Schedule 13D. Each of Loral and each of the persons listed on Schedule I may, at any time, review or reconsider its or his position with respect to the Company and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5.  Interest in Securities of the Company
----------------------------------------------

         Item 5(a)-(c) of the Schedule 13D is hereby amended and restated as follows:

(a)-(b) Except as set forth in Item 6:

         (i) Loral Beneficially Owns 8,991,382 Shares by virtue of having sole voting and dispositive power with respect to the Shares.

         Loral acquired 1,674,400 Shares on April 22, 1996 in a distribution from Loral Corporation in connection with the Spin-Off. Loral SpaceCom Corporation, a wholly-owned subsidiary of Loral, transferred 267,256 of such Shares (the "Lehman GTL Shares") to certain partnerships affiliated with Lehman Brothers Holdings Inc. (the "Lehman Partnerships") on August 9, 1996 in exchange for shares of Series S Redeemable Preferred Stock of SS/L (Bermuda) Ltd. (the "Lehman Transaction"). On March 3, 1996, Loral acquired 2,050,000 CPEOs, which were initially convertible, at a conversion price of $65.00, into 1,576,923 Shares. On April 29, 1997, Loral, by virtue of its ownership of 1,407,144 Shares, acquired 159,170 Shares (the "Rights Shares") pursuant to the exercise of subscription rights to purchase Common Stock at $26.50 per share ("GTL Rights") distributed by GTL to shareholders of record on March 24, 1997. On April 30, 1997, Loral and Space Systems/Loral, Inc., a wholly owned subsidiary of Loral ("SS/L"), exercised their GTL Warrants and purchased 942,428 and 195,094 Shares, respectively (collectively, the "Warrant Shares"). On May 5, 1997, Loral acquired 16,002 Shares (the "Standby Shares") pursuant to a Standby Agreement between Loral and the Company under which Loral was obligated to purchase any Shares not purchased by shareholders pursuant to the exercise of Rights.

         On May 28, 1997, the Company issued a 100% stock dividend (the "1997 Stock Split"). As a result of the 1997 Stock Split, Loral's ownership of Shares increased from 2,719,838 Shares to 5,439,676 Shares.

         As a result of an antidilution adjustment in the conversion price of the CPEOs effected by the Stock Split and the distribution of the Rights, Loral became entitled to convert its CPEOs into an additional 1,749,917 Shares. On March 31, 1998, the Company called for the provisional redemption of the CPEOs. Under the terms of the indenture governing the CPEOs, the Company was required, in connection with such provisional redemption, to pay to each holder of CPEOs an interest make-whole payment of 0.0435 share of common stock for each CPEO held. On April 14, 1998, Loral converted its CPEOs into 3,326,840 Shares (the "CPEO Shares") and on April 30, 1998, Loral received 89,175 Shares as an interest make-whole payment (the "Interest Make-Whole Shares"). As a result of this conversion, Loral's ownership of Shares increased to 8,855,691.

         On June 8, 1998, the Company issued a 100% stock dividend (the "1998 Stock Split"). As a result of the 1998 Stock Split, Loral's ownership of Shares increased from 8,855,691 to 17,711,382 Shares. On July 6, 1998, Loral sold 8,400,000 Shares to Soros, reducing Loral's ownership of Shares to 9,311,382 Shares. Of these Shares, 1,988,000 represent Shares underlying options granted to certain executives and directors of Loral and its predecessor entity. As of July 1, 1998, 320,000 such options had been exercised and accordingly, Loral's ownership of Shares was reduced to 8,991,382 Shares.

         The Shares Beneficially Owned by Loral constitute 11% of the outstanding Shares of the Company.

         (ii) To the best knowledge of Loral, the Executive Officers and Directors Beneficially Own the number of Shares set forth opposite their names on Schedule I hereto. To the best knowledge of Loral and except as set forth on
Schedule I hereto, the Executive Officers and Directors have sole voting and dispositive power with respect to their respective Shares. The respective percentage interests of the Executive Officers and Directors are set forth opposite their names in Schedule I hereto.

         Loral's percentage is calculated based upon the 40,988,702 Shares issued and outstanding as reported on the Company's 10Q for the quarter ended March 31, 1998, adjusted to 81,977,404 Shares for the 1998 Stock Split. The percentage interests of the Executive Officers and Directors are calculated based upon the 40,988,702 Shares stated to be issued and outstanding, adjusted to 81,977,404 Shares for the 1998 Stock Split.

         (c) The trading date, number of Shares purchased or disposed of and price per Share (excluding commissions, if any) for all transactions by Loral and the Executive Officers and Directors for the 60-day period preceding July 6, 1998 through the date hereof are set forth in Schedule II hereto. With the exception of the sale by Loral of the Soros Shares, all other transactions in the Shares were effected on the Nasdaq National Market.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company
         -------------------------------------------------------------

         (i) The third, fourth and fifth paragraphs of Item 6 of the Schedule 13D are hereby amended and restated as follows:

         Loral has beneficial ownership (calculated on a proportionate basis, in the case of ownership interests held through entities not wholly-owned by Loral) of approximately 24,690,217 Globalstar partnership interests, constituting approximately 42% of Globalstar's total outstanding partnership interests (after giving effect to exercise of warrants held by GTL to acquire 1,032,250 Globalstar partnership interests). Loral's beneficial interest in Globalstar consists of (i) 22,442,372 partnership interests held directly and indirectly by Loral and SS/L and (ii) approximately 2,247,845 partnership interests held indirectly by Loral through its holdings of Shares.

         The Company has entered into an Exchange and Registration Rights Agreement, dated as of December 31, 1994, with Globalstar and each of the other partners named therein, as amended on April 8, 1998 to add an additional partner as a party thereto, pursuant to which the Company has granted to each other partner in Globalstar, the right, following the date on which Globalstar achieves full coverage via a 48-satellite constellation (the "Full Coverage Date") and after at least two consecutive reported fiscal quarters of positive income, to exchange its Globalstar partnership interests for an equal number of Shares (subject to antidilution adjustments) subject to the following limitations: (i) in any 12-month period, the sum of the number of Globalstar partnership interests so transferred plus all other transfers of Globalstar partnership interests will not be permitted to exceed 5% of the total number of Globalstar partnership interests outstanding (including those held by the Company), and (ii) the number of Shares so issued in any 12-month period will not exceed 10% of the number of Shares outstanding at the beginning of that year. The Company has agreed, with certain limited exceptions, to file, and to use reasonable efforts to maintain the effectiveness of, a registration statement covering the issuance of such Shares. In the event of a bona fide offer or solicitation that would result in a change of control involving a majority of the outstanding Shares or a majority of the members of the Company's Board of Directors not approved by the partners of Globalstar, the exchange rights will become fully exercisable, regardless of such limitation, whether or not the Full Coverage Date has occurred. Loral will have the right, through its direct and indirect interests in Globalstar, pursuant to this agreement to acquire 89,769,488 Shares.

         On July 6, 1998, Loral purchased 4,200,000 direct and indirect partnership interests of Globalstar for $420 million in cash from certain partners of Globalstar. Concurrently with such purchase of partnership interests, Loral sold to Soros 8,400,000 Shares at a purchase price of $29 1/6 per share. The Company has agreed to file a shelf registration statement covering the Soros Shares and have such registration statement declared effective within one year from the date of purchase.

Item 7.  Material to be Filed as Exhibits
-----------------------------------------

         The following exhibit is filed hereto:



Exhibit G:     Form of Registration Rights Agreement dated as of July 6, 1998 relating to 8,400,000 shares of Common Stock by and among Globalstar Telecommunications Limited, Loral Space &
               Communications Ltd., Quantum Partners LDC, Quasar Strategic
               Partners LDC and Quantum Industrial Partners LDC.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   July 31, 1998


                                   LORAL SPACE & COMMUNICATIONS LTD.

                                   By: /s/ Eric J. Zahler
                                       --------------------------------------
                                       Name:   Eric J. Zahler
                                       Title:  Senior Vice President,
                                                Secretary and General Counsel

                                                                     SCHEDULE I

         Set forth below is the name, position, present principal occupation and amount of beneficial interest in the Shares, if any, of the directors and executive officers of Loral Space & Communications Ltd. Except as set forth below, the business address of each of these persons is c/o Loral SpaceCom Corporation., 600 Third Avenue, New York, New York 10016. Each such person is a citizen of the United States except that Mr. Gregory Clark holds dual U.S. and Australian citizenship.

                Directors and Executive Officers of Loral Space &
                               Communications Ltd.
                -------------------------------------------------



                                                                             Number of
Name and Position in                                                       Shares Owned
 addition to Present                                                       and Aggregate         Percentage
Principal Occupation               Present Principal Occupation            Purchase Price         Interest
--------------------               ----------------------------            --------------        ----------

Bernard L. Schwartz                Chairman of the Board of Directors       1,207,604(1)            1.5%
                                   and Chief Executive Officer

Gregory J. Clark                   President and Chief Operating Officer       20,000(2)            *


Howard Gittis, Director            Vice Chairman and Chief                     80,000(3)            *
                                   Administrative Officer of MacAndrews
                                   & Forbes Holdings, Inc.
                                   35 E. 62nd St.
                                   New York, NY  10021

Robert B. Hodes, Director          Counsel to                                 104,452(4)            *
                                   Willkie Farr & Gallagher
                                   153 East 53rd St.
                                   New York, NY  10022
------------------

*        Less than one percent.

1        Includes 80,000 options at an exercise price of $5.00 per Share and 480,000 options at an exercise price of $6.25 per Share.

2        Consists of 20,000 options at an exercise price of $12.875 per Share.

3        Consists of 80,000 options at an exercise price of $8.34375 per Share.




                                      I-1


                                                                             Number of
Name and Position in                                                       Shares Owned
 addition to Present                                                       and Aggregate         Percentage
Principal Occupation               Present Principal Occupation            Purchase Price         Interest
--------------------               ----------------------------            --------------        ----------

Gershon Kekst, Director            President of Kekst and Company, Inc.        80,000(5)            *
                                   437 Madison Ave.
                                   New York, NY  10022

Charles Lazarus, Director          Chairman Emeritus and Director of           80,000(6)            *
                                   Toys "R" Us, Inc.
                                   461 From Road
                                   Paramus, NJ  07652

Malvin A. Ruderman, Director       Professor of Physics, Columbia              82,224(7)            *
                                   University
                                   29 Washington Sq. West
                                   New York, NY 10011

E. Donald Shapiro, Director        Joseph Solomon Distinguished               108,924(8)            *
                                   Professor of Law
                                   New York Law School
                                   57 Worth Street
                                   New York, NY  10013

Arthur L. Simon, Director          Independent consultant                      80,000(9)            *
                                   971 Haverstraw Road
                                   Suffern, NY  10901

------------------
4        Includes 80,000 options at an exercise price of $8.34375 per Share and 20,000 options at an exercise price of $12.59375 per Share.

5        Consists of 80,000 options at an exercise price of $8.34375 per Share.

6        Consists of 80,000 options at an exercise price of $8.34375 per Share.

7        Includes 2,000 Shares held by his wife as to which he disclaims beneficial ownership and 80,000 options at an exercise price of $8.34375 per Share.

8        Includes 80,000 options at an exercise price of $8.34375 per Share.

9        Consists of 80,000 options at an exercise price of $8.34375 per Share.




                                      I-2


                                                                             Number of
Name and Position in                                                       Shares Owned
 addition to Present                                                       and Aggregate         Percentage
Principal Occupation               Present Principal Occupation            Purchase Price         Interest
--------------------               ----------------------------            --------------        ----------

Daniel Yankelovich, Director       Chairman of DYG, Inc.                       95,808(10)           *
                                   21 Holiday Point Rd.
                                   Sherman, CT  06784

Laurence D. Atlas                  Vice President, Government Relations             0               *
                                   -- Telecommunications

W. Neil Bauer                      Vice President                                   0               *

Robert E. Berry                    Senior Vice President                          444               *

Jeanette H. Clonan                 Vice President, Communications and           2,292               *
                                   Investor Relations

Michael P. DeBlasio                First Senior Vice President and Chief      128,000(11)           *
                                   Financial Officer

Terry J. Hart                      Vice President                                   0               *

Stephen L. Jackson                 Vice President, Administration                 444               *

Avi Katz                           Vice President, Deputy General               1,000               *
                                   Counsel and Assistant Secretary

Russell R. Mack                    Vice President, Business Ventures            3,500(12)           *

Ronald C. Maehl                    Vice President                                   0               *

------------------
10       Includes 80,000 options at an exercise price of $8.34375 per Share.

11       Includes 80,000 options at an exercise price of $5.00 per Share and 40,000 options at an exercise price of $6.25 per Share.

12       Consists of 3,500 options at an exercise price of $4.1563 per Share.




                                      I-3


                                                                             Number of
Name and Position in                                                       Shares Owned
 addition to Present                                                       and Aggregate         Percentage
Principal Occupation               Present Principal Occupation            Purchase Price         Interest
--------------------               ----------------------------            --------------        ----------

Nicholas C. Moren                  Senior Vice President and Treasurer        104,452(13)           *

Harvey B. Rein                     Vice President and Controller               12,388(14)           *

Thomas B. Ross                     Vice President, Government Relations       18,356(15)            *

Eric J. Zahler                     Senior Vice President, General             108,012(16)           *
                                   Counsel and Secretary
------------------
13       Includes 80,000 options at an exercise price of $5.00 per Share and 20,000 options at an exercise price of $6.25 per Share.

14       Includes 8,000 options at an exercise price of $6.25 per Share and 3,500 options at an exercise price of $4.1563 per Share.

15       Includes 5,000 Shares at an exercise price of $4.1563 per Share and 13,356 shares held by his wife as to which he disclaims beneficial ownership.

16       Includes 4,452 Shares held in a Keogh Account, 3,3560 Shares held in trust for his children,
         80,000 options at an exercise price of $5.00 per Share and 20,000 options at an exercise price of $6.25 per Share.



                                                                   SCHEDULE II

          TRANSACTIONS IN SHARES DURING THE PERIOD COMMENCING FROM THE 60-DAY PERIOD PRECEDING JULY 6, 1998 THROUGH THE DATE HEREOF



                                                          Price
                   Name              Date     Shares      per Share      A/S*
---------------------------------   ------   ---------    ---------      ----

Loral Space & Communications Ltd.   7/6/98   8,400,000    $29 1/6        S





------------------
* A indicates an acquisition of Shares and S indicates a sale of Shares. The above table does not show disposition of shares by Loral in connection with the exercise by certain persons of options to acquire Shares previously granted to them by Loral.





                                      II-1